SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of July, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

AeroRepublica To Begin Daily Service To Panama City From Bogota

Airlines passengers will connect with 36 destinations and 22 countries through
Copa Airlines Hub of the America’s

          BOGOTA, Colombia and PANAMA CITY, July 11 /PRNewswire/ -- AeroRepublica Airlines, subsidiary of Copa Holdings S.A. (NYSE: CPA), today announced it will begin direct daily service from Bogota to Panama on August 3, 2006.

          “With this flight and two additional code-share flights with Copa Airlines, we will jointly offer the best schedules and most frequencies between both cities,” commented Roberto Junguito, President of AeroRepublica.

          AeroRepublica’s flight schedule is the following:

Route	Frequency	Departure	Arrival

Bogota - Panama	Daily	8:30 a.m.	10:03 a.m.
Panama - Bogota	Daily	8:05 p.m.	9:32 p.m.

          “With daily service between Bogota and Panama, AeroRepublica expects to cover the growing need of business and leisure travelers, which has increased by approximately 20% in the last three years due to favorable business conditions between both countries.”

          The alliance between AeroRepublica and Copa Airlines will enable more intra-regional international connectivity for Colombian passengers, who will be able to benefit from code-share agreements between both airlines and connect through Panama with the most important business centers in Central America and the Caribbean.

          “As we envisioned, Copa Airlines’ Hub of the America’s in Panama is becoming AeroRepublica’s connecting center for passengers who travel in the Region.  AeroRepublica’s passengers will gain more access to one of the most complete intra-Latin America networks,” added Pedro Heilbron, CEO of Copa Holdings.

          AeroRepublica, Colombia’s second-largest domestic carrier, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas.  Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service.  CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 07/11/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO